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                                                                    EXHIBIT 12

                                     AMOCO CORPORATION

                                       _____________

                       STATEMENT SETTING FORTH COMPUTATION OF RATIO OF
                                  EARNINGS TO FIXED CHARGES
                             (millions of dollars, except ratios)


                                               Year Ended December 31,
                                           1994   1993   1992   1991   1990

           Determination of Income:
             Consolidated earnings
               before income taxes
               and minority interest.     $2,491 $2,506 $  998 $2,035 $3,410
             Fixed charges expensed by
               consolidated companies        316    350    376    479    596
             Adjustments for certain
               companies accounted for
               by the equity method .          7     11     28     20     35

             Adjusted earnings plus
               fixed charges. . . . .     $2,814 $2,867 $1,402 $2,534 $4,041

           Determination of Fixed Charges:
             Consolidated interest on
               indebtedness (including
               interest capitalized).     $  288 $  299 $  333 $  433 $  532
             Consolidated rental
               expense representative
               of an interest factor.         23     50     44     54     60
             Adjustments for certain
               companies accounted for
               by the equity method .          5      8     20     24     25

             Total fixed charges. . .     $  316 $  357 $  397 $  511 $  617

           Ratio of earnings to
             fixed charges. . . . . .        8.9    8.0    3.5    5.0    6.5